UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2015

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

COMMISSION FILE NUMBER 0-10587

Fulton Financial Corporation

401(k) Retirement Plan

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2015 and 2014

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2015 and 2014

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

            KPMG LLP

            1601 Market Street

            Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

Fulton Financial Corporation Retirement Plans Administrative Committee

Fulton Financial Corporation 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule, Schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

Philadelphia, Pennsylvania

June 24, 2016

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
ASSETS
Cash	$890,190	$377,404
Investments at fair value (Note 4)	297,714,553	306,249,329

Receivables
Notes receivable from participants	0	860
Accrued income	272,761	444,791
Employer contribution	0	2,196,130

Total receivables	272,761	2,641,781

Total assets	298,877,504	309,268,514

LIABILITIES
Security transaction payable	870,064	329,417

Net assets available for benefits	$298,007,440	$308,939,097

See accompanying notes to financial statements.

2.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:
Investment income
Net (depreciation)/appreciation in fair value of investments (Note 4)	$(11,821,939)	$566,868
Interest and dividends	14,422,138	17,380,230
Other income	37,935	150,841

	2,638,134	18,097,939

Contributions
Employer Contributions	6,842,813	8,792,684
Participant Contributions	10,866,376	10,300,448
Participant Rollovers	781,383	862,399

	18,490,572	19,955,531

Total additions	21,128,706	38,053,470

Deductions from net assets attributed to:
Benefits paid to participants	31,944,361	28,489,796
Administrative expenses	116,002	201,117

	32,060,363	28,690,913

Net (decrease)/increase	(10,931,657)	9,362,557

Net assets available for benefits
Beginning of year	308,939,097	299,576,540

End of year	$298,007,440	$308,939,097

See accompanying notes to financial statements.

3.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the “Company” or the “Employer”) and its subsidiaries. Eligible employees who have completed 90 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service and attain age 21. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions: The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation. To be eligible for an employer profit sharing contribution, an employee had (1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date or (2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007. For the year ending December 31, 2015 no profit sharing contribution was made to eligible participants. For 2014, this amount was 2.5% of eligible compensation.

Eligible employees may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

The employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company contribution, and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the profit sharing account is based on years of service. Participants become 100% vested after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

(Continued)

4.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment. Forfeitures are used to reduce the employer contributions to the Plan. Forfeitures used to reduce the employer contributions for the plan years ended December 31, 2015 and 2014 were $0 and $13,833, respectively. The forfeitures available as of December 31, 2015 and 2014 were $17,508 and $15,184, respectively.

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by the trustee on behalf of the Plan are deposited into the Plan and are reflected as fees rebated by the applicable fund. Any proceeds received as a result of litigation with respect to plan investments are used to reduce fees.

Loans: Participant loans are not permitted. The outstanding loan balance in 2014 was with respect to an outstanding loan from an affiliate bank that was grandfathered into the Plan. This loan was repaid in 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(Continued)

5.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements at December 31, 2015 Using
Quoted Prices in Active Markets for Identical Assets (Level 1)
Investments:
Mutual Funds
Equity Mutual Funds	$180,489,682
Fixed Income Mutual Funds	50,328,797
Blended Mutual Funds	45,181,460
Common Stock
Fulton Financial Corporation common stock	21,714,614

Total	$297,714,553

There are no Level 2 or Level 3 investments as of December 31, 2015.

Fair Value Measurements at December 31, 2014 Using
Quoted Prices in Active Markets for Identical Assets (Level 1)
Investments:
Mutual Funds
Equity Mutual Funds	$186,452,154
Fixed Income Mutual Funds	53,580,128
Blended Mutual Funds	42,543,024
Common Stock
Fulton Financial Corporation common stock	23,674,023

Total	$306,249,329

There are no Level 2 or Level 3 investments as of December 31, 2014.

(Continued)

6.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At both December 31, 2015 and 2014, approximately 7.3% and 7.7% of the Plan’s assets were invested in Fulton Financial Corporation common stock, respectively.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

Recently Issued Accounting Standards: In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 allows plans to measure fully benefit-responsive investment contracts at contract value and also eliminates the disaggregation of investments by nature, risks, and characteristics; the disclosure of individual investments that represent five percent or more of net assets available for benefits, and the disclosure of net appreciation or depreciation for investments by general type. The amendments are effective for fiscal years beginning after December 15, 2015. Thus, the new standard is effective for the Plan for its year ending December 31, 2016. The Plan is evaluating the effect of the standard, if any, on its financial statements.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 – INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits (at fair value).

	December 31, 2015
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,669,071	$21,714,614
Goldman Sachs Growth Opportunity Fund	900,459	21,151,789
Loomis Sayles Small Cap Value Fund	556,497	16,661,526
Vanguard 500 Index Fund	174,414	32,549,189
Goldman Sachs Financial Square Government Fund	19,524,684	19,524,684
MFS Value Fund	744,977	24,554,448
MFS Research International Fund	929,328	15,045,828
Federated Total Return Bond Fund	2,471,494	26,321,413
T Rowe Price Growth Stock Fund	671,485	36,031,893
T Rowe Price Retirement 2020	794,728	15,648,190

7.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 4 - INVESTMENTS (Continued)

	December 31, 2014
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,915,374	$23,674,023
Goldman Sachs Growth Opportunity Fund	860,925	23,890,666
Loomis Sayles Small Cap Value Fund	543,699	18,741,309
Vanguard 500 Index Fund	179,377	33,843,071
Goldman Sachs Financial Square Government Fund	21,324,547	21,324,547
MFS Value Fund	748,217	26,269,895
MFS Research International Fund	936,433	15,722,718
Federated Total Return Bond Fund	2,630,133	29,036,673
T Rowe Price Growth Stock Fund	682,178	35,439,150

During 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(11,821,939) and $566,868 respectively, as follows:

	2015	2014

Mutual Funds	$(13,868,903)	$2,030,221
Fulton Financial Corporation Common Stock	2,046,964	(1,463,353)

	$(11,821,939)	$566,868

NOTE 5 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Siegel for administrative services totaled $4,685 and $4,650 for 2015 and 2014, respectively. Fees paid to Fulton Financial Advisors related to benefits paid to participants and recordkeeping services totaled $55,367 and $75,764 for 2015 and 2014 respectively. Fees paid to Groom Law Group related to legal fees totaled $9,095 and $68,963 for 2015 and 2014 respectively. Fees paid to Crowe Horwath, LLC for auditing services totaled $0 and $3,530 for 2015 and 2014, respectively. Fees paid to KPMG for auditing services totaled $33,306 and $37,077 for 2015 and 2014, respectively.

At December 31, 2015 and 2014, the Plan had investments of $21,714,614 and $23,674,023 respectively, in Fulton Financial Corporation common stock. Approximately $670,806 and $659,584 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2015 and 2014, respectively. Notes receivable from participants also reflect party-in-interest transactions.

8.

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 6 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 22, 2016, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (IRC).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 7 – SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 16, 2016, the date the financial statements were available to be issued.

9.

SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION

401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

	(b)	(c)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Mutual Funds
	Vanguard	Vanguard 500 Index Fund	Ö	$ 32,549,189
	Vanguard	Vanguard Small Cap Value Index Fund	Ö	7,192,448
	Vanguard	Vanguard Mid Cap Index Fund	Ö	8,043,035
	Vanguard	Vanguard Star Fund	Ö	4,940,176
	Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	Ö	19,524,684
	Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	Ö	6,482,715
	Vanguard	Vanguard Short Term Bond Index Fund	Ö	3,006,399
	Loomis Sayles	Loomis Sayles Small Cap Value Fund	Ö	16,661,526
	MFS Investment Management	MFS Research International Fund	Ö	15,045,828
	MFS Investment Management	MFS Value Fund	Ö	24,554,448
	Goldman Sachs & Co.	Goldman Sachs Financial Square		17,506
		Treasury Institutional Fund	Ö
	Federated Investors, Inc.	Federated Total Return Bond Fund	Ö	26,321,413
	T Rowe Price	T Rowe Price Growth Stock Fund	Ö	36,031,893
	T Rowe Price	T Rowe Price Retirement 2010 Fund	Ö	2,850,950
	T Rowe Price	T Rowe Price Retirement 2020 Fund	Ö	15,648,190
	T Rowe Price	T Rowe Price Retirement 2030 Fund	Ö	14,471,317
	T Rowe Price	T Rowe Price Retirement 2040 Fund	Ö	8,936,604
	T Rowe Price	T Rowe Price Retirement 2050 Fund	Ö	3,274,399
	Vanguard	Vanguard Small Cap Growth Index	Ö	4,741,402
	Fidelity Investments	Fidelity Adv Div Institutional Fund	Ö	1,686,185
	Goldman Sachs & Co.	Goldman Sachs Growth Opportunity Fund	Ö	21,151,789
	Vanguard	Vanguard Small-Cap Index Fund	Ö	497,188
	Vanguard	Vanguard Windsor II Fund-Adm	Ö	911,860
	Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund I	Ö	1,011,767
	PIMCO	PIMCO Real Return Fund A	Ö	447,028

		Common Stock
*	Fulton Financial Corporation	Common Stock	Ö	21,714,614

		Total		$297,714,553

* Party-in-interest

Ö All investments are participant directed, therefore, historical cost information is not required.

10.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Date: June 24, 2016	By:	/s/ Jeffrey R. Hooton
Jeffrey R. Hooton Senior Vice President/ Compensation/
Benefits & HR Systems Manager

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Auditors